UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Hanwha SolarOne Co., Ltd.

(Name of Subject Company (issuer))

Hanwha SolarOne Co., Ltd.

(Names of Filing Persons (offerors))

3.5% Convertible Senior Notes Due 2018

(Title of Class of Securities)

83415UAA6

83415UAB4

(CUSIP Numbers of Class of Securities)

888 Linyang Road

Qidong, Jiangsu Province 226200

People’s Republic of China

Tel: +86-21-3852-1666

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Copies to:

Alan Seem

Shearman & Sterling LLP

Five Palo Alto Square

6th Floor

3000 El Camino Real

Palo Alto, California 94306-2155

United States of America

+1 650 838 3600

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
US$87,581,312.50(1)	US$10,176.95(2)

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.5% Convertible Senior Notes Due 2018 (the “Securities”), as described herein, is US$1,017.50 per US$1,000 principal amount outstanding. As of December 9, 2014, there was US$86,075,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of US$87,581,312.50.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals US$116.20 for each US$1,000,000 of the value of the transaction. This amount has been paid as of December 9, 2014.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I filed by Hanwha SolarOne Co., Ltd. (the “Company”), on December 9, 2014 (the “Schedule TO-I”), and the Amendment No.1 to Schedule TO-I filed by the Company on December 23, 2014, relating to the Company’s 3.5% Convertible Senior Notes Due 2018 (the “Securities”). This Amendment relates to the right of each holder (the “Holder”) of the Securities to sell, and the obligation of the Company to purchase the Securities, as set forth in the Company’s Put Right Notice to the Noteholders, dated December 9, 2014 (the “Put Right Notice”), and the related notice materials filed as exhibits to the Schedule TO-I (which Put Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The Put Right Purchase Notice and related notice materials are incorporated by reference in this Amendment.

This Amendment No. 2 amends and supplements the Schedule TO-I as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Put Option expired at 5 p.m., New York City time, on January 8, 2015. The Company has been advised by The Bank of New York, as paying agent (the “Paying Agent”), that, pursuant to the terms of the Put Option, Securities with an aggregate principal amount of $86,060,000 were validly surrendered and not withdrawn prior to the expiration of the Put Option. The Company has accepted these Securities for purchase and, before 11:00 a.m. New York City time on January 16, 2015, will forward cash in payment of the purchase price to the Paying Agent for distribution to holders exercising their option. After this purchase pursuant to the Put Option, $15,000 principal amount of the Securities remains outstanding.

ITEMS 1 through 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HANWHA SOLARONE CO., LTD

By:	/s/ Seong Woo Nam
	Name:	Seong Woo Nam
	Title:	Chairman and CEO

Dated: January 15, 2014

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Put Right Notice to Noteholders of 3.5% Convertible Senior Notes due 2018 Issued by Hanwha SolarOne Co., Ltd. (formerly known as Solarfun Power Holdings Co., Ltd.)*

(a)(5)	Press release issued by the Company on December 9, 2014.*

(b)	Not applicable.

(d)(1)	Form of Indenture between the Company, as issuer, and The Bank of New York, as trustee, dated as of January 29, 2008.*

(d)(2)	The Share Issuance and Repurchase Agreement between SolarFun Power Holdings Co., Ltd. and Morgan Stanley & Co. International PLC, dated January 23, 2008.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.